    As filed with the Securities and Exchange Commission on April 10, 2001

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO

               Tender Offer Statement under Section 14(d)(1) or
            Section 13(e)(1) of the Securities Exchange Act of 1934

                          HALLWOOD ENERGY CORPORATION
                      (Name of Subject Company (issuer))


                            PURE RESOURCES II, INC.
                            TITAN EXPLORATION, INC.
                             PURE RESOURCES, INC.
                        UNION OIL COMPANY OF CALIFORNIA
                              UNOCAL CORPORATION
                     (Names of Filing Persons (offerors))


                    Common Stock, $0.01 Par Value Per Share
          (including the associated preferred share purchase rights)
        Series A Cumulative Preferred Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                   40636X105
                                   40636X204
                     (CUSIP Number of Class of Securities)


                               JACK D. HIGHTOWER
                               500 WEST ILLINOIS
                             MIDLAND, TEXAS 79701
                                (915) 498-8600

                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                   Copy to:

                                JOE DANNENMAIER
                           THOMPSON & KNIGHT L.L.P.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                (214) 969-1700

                           CALCULATION OF FILING FEE


               Transaction valuation*                   Amount of filing fee**
                    $152,880,589                                $30,577

*    For purposes of calculating amount of filing fee only. This amount assumes
     (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Hallwood Energy Corporation ("Hallwood") (9,659,239 shares at March 9, 2001) at a purchase price of $12.50 per share, (ii) the purchase of all outstanding shares of Series A Cumulative Preferred Stock, par value $0.01 per share ("Preferred Stock"), of Hallwood (2,263,573 shares at March 9, 2001) at a purchase price of $10.84 per share, the payment of cash in respect of outstanding options to purchase shares of Common Stock (1,188,467 shares at March 9, 2001) equal to $12.50 per share less the weighted average exercise price of such options of $7.547 per share and (iii) the payment of cash in respect of warrants to purchase shares of Common Stock (309,278 shares at March 9, 2001) equal to $12.50 per share less the exercise price of such warrants of $6.95 per share.

** Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by Pure Resources II, Inc. to purchase such shares.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration No:
     Filing Party:
     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

                             Introductory Statement

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Pure Resources II, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Pure Resources, Inc., a Delaware corporation ("Pure Resources"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Hallwood Energy Corporation, a Delaware corporation ("Hallwood"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 8, 1999, between Hallwood and Registrar and Transfer Company (the "Rights"), at a purchase price of $12.50 per share of Common Stock, net to the seller in cash, without interest thereon, and to purchase all outstanding shares of Series A Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock" and together with the Rights and the Common Stock, the "Shares") at a purchase price of $10.84 per share of Preferred Stock, net to the seller in cash, without interest thereon, of Hallwood upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2001 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits
(a)(1), (a)(2) and (a)(3), respectively. Purchaser is a wholly-owned subsidiary of Titan Exploration, Inc., a Delaware corporation ("Titan"), which is a wholly-owned subsidiary of Pure Resources. Pure Resources is a subsidiary of Union Oil Company of California, a California corporation ("Union Oil"), which is a wholly-owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"). This Schedule TO is being filed on behalf of Purchaser, Titan, Pure Resources, Union Oil and Unocal.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Hallwood Energy Corporation, a Delaware corporation. The address of its principal executive offices is 4610 South Ulster Street Suite 200, Denver, Colorado 80237, and its telephone number at such address is (800) 882-9225.

     (b) The information set forth in the section entitled "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The information set forth in the Introduction, Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference. The names of the filing persons are: Pure Resources II, Inc., a Delaware corporation; Titan Exploration, Inc., a Delaware corporation; Pure Resources, Inc., a Delaware corporation; Union Oil Company of California, a California corporation; and Unocal Corporation, a Delaware corporation. The principal executive offices of Purchaser, Titan and Pure Resources are located at 500 West Illinois, Midland, Texas 79701, and the telephone number at such address is
(915) 498-8600. The principal executive offices of Union Oil and Unocal are located at 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245 and the telephone number at such address is (310) 726-7600.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," Sections 1, 2, 3, 4, 5, 12, 14 and 15 of the Offer to Purchase, and the Letters of Transmittal are incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the "Introduction" and in Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in Sections 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference. There are no alternative financing arrangements or financing plans.

     (d) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth under "Introduction" and in Sections 9, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The financial statements of Pure Resources and the Purchaser are not material and therefore have not been included because (i) the consideration offered to the stockholders of Hallwood consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) the Offer is for all outstanding Shares of Hallwood, and (iv) any Shares to be acquired in the Merger will be for the same cash consideration.

     (b) Pro forma financial information has not been included in this Schedule TO because the holders of Shares who do not tender their Shares in the Offer will receive the same cash consideration in the subsequent merger of the Purchaser with and into Hallwood.

ITEM 11. ADDITIONAL INFORMATION.

  (a)-(b) The information set forth in Sections 7, 13, and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS

(a)(1)       Offer to Purchase dated April 10, 2001
(a)(2)       Form of Letter of Transmittal for Common Stock
(a)(3)       Form of Letter of Transmittal for Series A Cumulative Preferred Stock
(a)(4)       Form of Letter of Transmittal for Unexchanged Common Stock Equivalents
(a)(5)       Form of Letter of Transmittal for Unexchanged Series A Cumulative Preferred Stock
             Equivalents
(a)(6)       Form of Notice of Guaranteed Delivery for Common Stock
(a)(7)       Form of Notice of Guaranteed Delivery for Series A Cumulative Preferred Stock
(a)(8)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(9)       Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees
(a)(10)      Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(11)      Summary Advertisement as published in The New York Times on April 10, 2001
(a)(12)*     Joint Press Release issued by Pure Resources, Inc. and Hallwood Energy Corporation on
             March 30, 2001
(b)(1)       Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as
             Syndication Agent, and Credit Lyonnais New York Branch, as Documentation Agent
             (incorporated by reference to Exhibit 10.13 to the Pure Resources, Inc. Quarterly Report
             on Form 10-Q for the quarter ended September 30, 2000).
(b)(2)       Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as
             Syndication Agent, and BNP Paribas, as Documentation Agent (incorporated by reference to
             Exhibit 10.14 to the Pure Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(b)(3)       Consent and Waiver Letter dated January 31, 2001, to the Credit Agreements dated
             September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase
             Manhattan Bank, as Administrative Agent and First Union National Bank, as Syndication
             Agent (incorporated by reference to Exhibit 10.28 to the Pure Resources, Inc. Annual
             Report on Form 10-K for the year ended December 31, 2000).
(d)(1)       Agreement and Plan of Merger, dated as of March 29, 2001, among Pure Resources, Inc.,
             Pure Resources II, Inc. and Hallwood Energy Corporation
(d)(2)       Stockholders Agreement by and among Pure Resources, Inc., Pure Resources II, Inc. and certain stockholders of Hallwood Energy Corporation dated as of March 29, 2001
(d)(3)       Noncompetition Agreement by and among Pure Resources, Inc., Hallwood Energy Corporation and The Hallwood Group Incorporated dated as of March 29, 2001
(d)(4)       Stock Option Agreement by and among Hallwood Energy Corporation, Pure Resources, Inc. and
             Pure Resources II, Inc. dated as of March 29, 2001
(d)(5)       Confidentiality Agreement by and between Hallwood Energy Corporation and Pure Resources,
             Inc. dated as of December 14, 2000.
(g)          None
(h)          None

* Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Pure Resources II, Titan Exploration, Inc., Pure Resources, Inc., Union Oil Company of California and Unocal Corporation on March 30, 2001.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

April 10, 2001                PURE RESOURCES II, INC.


                              By: /s/ JACK HIGHTOWER
                                  ---------------------------------------------
                                  Name: Jack Hightower
                                        ---------------------------------------
                                  Title: President
                                         --------------------------------------


                              TITAN EXPLORATION, INC.


                              By: /s/ JACK HIGHTOWER
                                  ---------------------------------------------
                                  Name: Jack Hightower
                                        ---------------------------------------
                                  Title: President
                                         --------------------------------------

                              PURE RESOURCES, INC.


                              By: /s/ JACK HIGHTOWER
                                  ---------------------------------------------
                                  Name: Jack Hightower
                                        ---------------------------------------
                                  Title: President
                                         --------------------------------------


                              UNION OIL COMPANY OF CALIFORNIA


                              By: /s/ TERRY G. DALLAS
                                  ---------------------------------------------
                                  Name:  Terry G. Dallas
                                        ---------------------------------------
                                  Title:  Executive Vice President & CFO
                                         --------------------------------------

                              UNOCAL CORPORATION


                              By: /s/ TERRY G. DALLAS
                                  ---------------------------------------------
                                  Name:  Terry G. Dallas
                                        ---------------------------------------
                                  Title:  Executive Vice President & CFO
                                         --------------------------------------

                               INDEX OF EXHIBITS


(a)(1)       Offer to Purchase dated April 10, 2001
(a)(2)       Form of Letter of Transmittal for Common Stock
(a)(3)       Form of Letter of Transmittal for Series A Cumulative Preferred Stock
(a)(4)       Form of Letter of Transmittal for Unexchanged Common Stock Equivalents
(a)(5)       Form of Letter of Transmittal for Unexchanged Series A Cumulative Preferred Stock
             Equivalents
(a)(6)       Form of Notice of Guaranteed Delivery for Common Stock
(a)(7)       Form of Notice of Guaranteed Delivery for Series A Cumulative Preferred Stock
(a)(8)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(9)       Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees
(a)(10)      Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(11)      Summary Advertisement as published in The New York Times on April 10, 2001
(a)(12)*     Joint Press Release issued by Pure Resources, Inc. and Hallwood Energy Corporation on
             March 30, 2001
(b)(1)       Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as
             Syndication Agent, and Credit Lyonnais New York Branch, as Documentation Agent
             (incorporated by reference to Exhibit 10.13 to the Pure Resources, Inc. Quarterly Report
             on Form 10-Q for the quarter ended September 30, 2000).
(b)(2)       Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as
             Syndication Agent, and BNP Paribas, as Documentation Agent (incorporated by reference to
             Exhibit 10.14 to the Pure Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(b)(3)       Consent and Waiver Letter dated January 31, 2001, to the Credit Agreements dated
             September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase
             Manhattan Bank, as Administrative Agent and First Union National Bank, as Syndication
             Agent (incorporated by reference to Exhibit 10.28 to the Pure Resources, Inc. Annual
             Report on Form 10-K for the year ended December 31, 2000).
(d)(1)       Agreement and Plan of Merger, dated as of March 29, 2001, among Pure Resources, Inc.,
             Pure Resources II, Inc. and Hallwood Energy Corporation
(d)(2)       Stockholders Agreement by and among Pure Resources, Inc., Pure Resources II, Inc. and certain stockholders of Hallwood Energy Corporation dated as of March 29, 2001
(d)(3)       Noncompetition Agreement by and among Pure Resources, Inc., Hallwood Energy Corporation and The Hallwood Group Incorporated dated as of March 29, 2001
(d)(4)       Stock Option Agreement by and among Hallwood Energy Corporation, Pure Resources, Inc. and
             Pure Resources II, Inc. dated as of March 29, 2001
(d)(5)       Confidentiality Agreement by and between Hallwood Energy Corporation and Pure Resources,
             Inc. dated as of December 14, 2000.
(g)          None
(h)          None

* Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Pure Resources II, Inc., Titan Exploration, Inc., Pure Resources, Inc., Union Oil Company of California and Unocal Corporation on March 30, 2001.

                                       7